Exhibit 1

                              THE D(3) FAMILY FUNDS

D(3) [LOGO]

December 27, 2006

Mr. Jon D. Tompkins, Chairman of the Board of Directors
Electro Scientific Industries, Inc.
13900 NW Science Park Drive
Portland, Oregon 97229

Dear Jon,

Anticipating that Electro Scientific Industries' (ESI) Board of Directors may meet before the company announces second quarter earnings, we respectfully request that ESI pay a one time dividend of $4.00 per share to all shareholders. Paying such a dividend would demonstrate powerfully ESI's commitment to maximizing both shareholder value and return on equity (ROE). We see no adverse consequences from such a dividend. (To be clear, we do not favor a share repurchase or an ongoing dividend. All we seek is a one time dividend similar to that paid by Microsoft. In our experience, repurchase and ongoing dividend programs are often more symbolic than real.)

When we visited you October 5th, after the company's annual shareholder meeting, you put your finger on exactly what has been troubling us about ESI: the stagnation of its share price. We discussed three things which you and the company could do to increase director ownership of ESI shares. Unfortunately most of what we discussed has not occurred, at least not yet, and what has occurred has been minor. Aggregate outright ownership of ESI shares by its eight outside directors has risen from zero to only 4,000 shares, an average of only 500 shares per director. Since we see little evidence that ESI is requiring outside directors to have meaningful "skin in the game," we have decided to stop pushing it. We will focus, instead, on the fundamental issue: the stagnation of ESI's share price, much of which we attribute to sub-optimal allocation of capital.

ESI's share price has fluctuated around $20 per share for a decade. One can contend persuasively that ESI deserves better than being a stock market "flat-liner." You and the other outside directors bring strong industry experience. ESI has a solid management team. We believe that Nick Konidaris is a terrific CEO and we have been positively impressed in our discussions with Tom Wu and John Metcalf, both of whom Nick hired. ESI enjoys leading market shares in its major businesses, where it solves the problems of sophisticated global customers. ESI is good corporate citizen in Oregon. Recently, ESI has introduced exciting new products, reinvigorating its existing businesses, and, we hope, launching several promising new


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ones.  And the company enjoys a fortress  balance sheet,  fed and protected by a business model which should generate positive operating cash flow, even during downturns.

But ESI's balance sheet also depresses ROE and may encourage loose spending. 38% of ESI's current share price sits in cash and marketable securities, long awaiting deployment, earning only a 4% pre-tax return. For more than six years, ESI has carried over $4 per share in cash and marketable securities on its balance sheet. Since the beginning of 2000, ESI's total cash and marketable securities has nearly quadrupled, through a secondary offering and retained earnings. ESI's most recent balance sheet showed $7.33 in cash and marketable securities per issued and outstanding share.

We believe that just two factors drive a company's long term share price: growth in earnings per share and its ROE. While ESI's recent investments in R&D are beginning to drive higher sales and profits, it will be very difficult for ESI to reach and sustain a mid-teens ROE with cash-bloated shareholders equity of nearly $400 million. Even if ESI were to earn $1.00 per share in calendar 2007, this accomplishment would only drive a 7% ROE, half the level we consider appropriate for an enterprise with ESI's management quality and market share. We are convinced that unless ESI pays out a large special dividend, the company cannot reach and sustain an acceptable ROE. And, without a strong ROE, ESI's share price will continue to languish.

One of a Board's primary responsibilities is to be the ultimate allocator of capital. We are convinced that when a company retains too much cash, and does not use it for a long time, its other allocations of capital may be distorted by its wealth, further diminishing investor returns. For example, companies flush with cash may pour too much money into real estate, such as manufacturing facilities, laboratories, and offices. The current trend toward outsourcing makes such investments particularly ill-timed. Companies may sink too much money into expensive software system deployments, without adequate payback. They may even begin to act like diversified investment funds, putting the shareholders' money into other operating companies. The lesson of our experience is that cash is spent most wisely when there is less of it.

Paying out $4.00 cash per share will not stress or impair ESI. The company remains profitable; it is further reducing costs; and it should generate profits and positive operating cash flow in most foreseeable circumstances. Paying a special cash dividend should not jeopardize employee retention or customer or vendor relationships. Nor would paying such a dividend put ESI's growth strategy at risk. Even after paying out a $4.00 per share cash dividend, ESI would retain nearly $100 million of cash and $211 million of net working capital and have zero debt. Should the company find an acquisition, it still would have plenty of dry powder. Moreover, to fund a large acquisition, the company could issue stock to pay the seller; it could sell additional equity in a private placement or a secondary offering; and it could borrow.

You may recall from our prior discussions with you and management that our concerns about capital allocation and ROE are neither new nor casual. We also have been sharing these concerns with some of the company's large shareholders and some of the analysts who follow the company. Seven investment firms own almost half the company's shares.

You can expect us to continue discussions with ESI's largest shareholders, as only five or six months remain before we must decide whether and how to bring our concerns before the next annual shareholders meeting. It is possible that we may press for the dividend in several


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different  ways,  such as by  introducing a resolution at the annual  meeting or even by nominating our own outside director candidates. Our strong preference, like yours, would be to conserve time and money by avoiding an electoral contest, but we raise these possibilities here today to demonstrate the gravity of our concern and our willingness to invest in preparing, if necessary, a campaign of persuasion.

In conclusion, we want to reiterate our enthusiasm for ESI and note that our concern about allocation of capital is an issue which transcends the company. Too many public technology companies today are cocooned in green blankets. In allocating capital they often are fighting the last war, driven by memories of an era when growth was faster and cyclicality steeper. While understandable, this mindset undervalues what ESI management has done, and is doing, to reduce cost, broaden revenues, and diminish cyclicality. It is time for ESI's Board to share the green blanket with its ultimate owners, your shareholders. We are happy to discuss this issue further with you at any time.

Thank you for listening to our concerns.

Sincerely yours,


/s/:David Nierenberg


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